Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

April 29, 2014

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:	Post-Effective Amendment No. 130 to the Registration Statement on Form N-1A of DWS Communications Fund, DWS RREEF Real Estate Securities Fund, DWS RREEF Real Estate Securities Income Fund, and DWS RREEF Global Real Estate Securities Fund (each, a “Fund,” and collectively, the “Funds”), each a series of DWS Securities Trust (the “Trust”) (Reg. Nos. 002-36238; 811-02021)

Dear Ms. Gordan,

This letter is being submitted on behalf of the Funds in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone call on April 3, 2014 relating to the above-captioned Post-Effective Amendment filed with the SEC on February 21, 2014 (“Amendment No. 130”).

The Staff’s comments are restated below followed by the Funds’ responses.

DWS Communications Fund – Prospectus Comments

1.           Expense Waiver/Reimbursement Arrangements

a.
Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in the Fund’s fee table will extend for at least one year from the effective date of the Fund’s Prospectus.

Response: The Fund confirms that the expense waiver/reimbursement arrangements reflected in its fee table will extend for at least one year from the effective date of its Prospectus.

2.    Main Risks

a.
Comment: Given that the term “concentrate” has a specific meaning under the Investment Company Act of 1940 (the “1940 Act”), consider modifying the “Concentration Risk” section in the Fund’s Prospectus by replacing references to “concentration” and “concentrates” with different, analogous terms, as appropriate.

Response: In light of the Fund’s investment policies and practices, we believe the Fund’s current disclosure on this topic is appropriate and respectfully decline to modify this section as suggested.

DWS RREEF Real Estate Securities Fund – Prospectus Comments

1.           Principal Investment Strategy

a.
Comment: Please modify the “Management Process” section in the Fund’s Prospectus to explain what is meant by the term “superior returns” in the phrase: “Portfolio management looks for real estate securities they believe will provide superior returns over the long term ….”  Alternatively, eliminate the reference to “superior returns.”

Response: The Fund’s disclosure has been appropriately modified to delete the reference to “superior returns.”

DWS RREEF Global Infrastructure Fund – Prospectus Comments

1.           Principal Investment Strategy

a.
Comment: While the Staff recognizes that DWS RREEF Global Infrastructure Fund did not amend its registration statement as part of Amendment No. 130, we note that the Fund’s 80% investment policy, as stated in its Prospectus, does not explicitly indicate that the term “net assets” means “net assets, plus the amount of any borrowings for investment purposes,” as set forth in Rule 35d-1 under the 1940 Act.  Please consider adding disclosure to that effect.

Response: The Fund has added clarifying disclosure to its Prospectus indicating that the term “net assets” for purposes of the Fund’s 80% investment policy means the Fund’s “net assets, plus the amount of any borrowings for investment purposes.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011.

Sincerely yours,

/s/James M. Wall

James M. Wall
Director & Senior Counsel

cc.           Elizabeth Reza, Ropes & Gray
Adam M. Schlichtmann, Ropes & Gray

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